NEWS RELEASE 06-14B	May 10, 2006

FRONTEER ANNOUNCES $38.4 MILLION BOUGHT DEAL FINANCING

Fronteer Development Group Inc. ("Fronteer" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters, (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 6,000,000 common shares on a "bought deal" basis, at a price of $6.40 per common share for aggregate gross proceeds of $38,400,000. The net proceeds of the offering shall be used by the Company to advance its exploration programs in Turkey, the Yukon and Mexico, for future acquisitions and for general working capital.

The offering is scheduled to close on or about June 1, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

All figures in this news release are expressed in Canadian dollars.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

Fronteer has two 100% owned, advanced stage gold projects in western Turkey. Teck Cominco Limited (“Teck Cominco”) has recently elected to contribute up to US $15 million over the next two years to earn back a 60% interest in these projects and will rapidly advance them towards pre-feasibility.

Fronteer also has options from Teck Cominco on several other properties in the region that will be rapidly advanced in 2006.

Fronteer holds a 49.3% equity interest in Aurora Energy Resources Inc., (TSX: AXU) a newly listed TSX listed uranium company with a market capitalization of more than $250 million and an asset base that is underpinned by one of the largest undeveloped uranium deposits in Canada.

In addition to it’s uranium interests in Labrador, Fronteer recently acquired an 80% interest in a new uranium-copper-gold district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

Fronteer is also preparing for an upcoming drill program on a new silver-gold discovery in Mexico, which is also under option from Teck Cominco.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.